Exhibit 6.3

301 Smalley Avenue, Middlesex, NJ 08846, Tel. (732) 752-7900

June 30, 2025

PowerLink Digital Partners 1, Inc.

500 7th Avenue

New York, NY 10018

Attn: Brad Hoagland

RE: PRODUCTION – 3 CF -APS	QUOTE: APS-06302025-06

Dear Brad Hoagland,

Thank you for your interest in conducting your trial with Advanced Powder Solutions. The batch will be produced in Advanced Powder Solution’s 3CF ft3 . The purpose of your trial is to attempt to homogenously blend/coat your material as per an agreed upon batch procedure. Your trial will be scheduled on a mutually agreed upon date. Please arrange to have your material shipped to us as soon as possible.

We will provide you documentation of what we did during the trial in the form of a batch record. Any laboratory work will have its own record which again we will supply to you electronically. If there are any questions regarding this proposal, please contact me or George Paffendorf as soon as possible.

Please remember you are responsible for all freight and transportation charges for all materials into and out of Advanced Powder Solutions. We will package and palletize the returning material and ensure it is properly labeled, including samples. We will need a PO# and a signed copy of this proposal prior to working on and releasing the material for transport.

The following represents the anticipated and proposed total cost. 50% upfront (within 5 days)

*MOKON 600 Heating Package, Customer provided	N/A
Kalrez O Rings high temp comp - (5 weeks lead time) arrival 8/15	$3847.50
Graphite Gaskets	$250.00
Oil Rotary Union – Not required for APS unit	N/A
Modify vessel lid for vacuum indictator	$3,000.00
High Temp Lid Gasket	$25.00
Rebuilt Kit – Not required for APS unit	N/A
Pressure release valve - lead time is 2 days	$2407.12
High Temp Wafer Style Discharge Valve – 8-10 weeks lead time	$5120.00
Couplings	$1552.00
Tear down machine for customer	$3200.00
Oil – high temp media	$2000.00
Install Charge with 2 men x10 days	$3050.00
Vessel re- certification for 600F	$4375.00
New Trial at APS	$9,250.00
Estimated Total	$38,076.62

**	Additional Engineering Changes,designs and material are extra.

**	Please note: For jet mill trials, APS will use a filter used for all trials at APS, unless customer would like to purchase a new filter.

301 SMALLEY AVENUE, MIDDLESEX, NJ 08846-2269, TEL (732) 752-7900 - FAX (732) 752-5857, WEB: www.advancedpowdersolutions.com

Whether material will be used by customer or for purpose of a trial only, will help determine whether a new filter is needed. This must be told to APS prior to the trail. Cost is $989.80

Exception Note: APS can provide as options:

●	LOD analysis & Report: $200.00 (O’haus Moisture balance)

●	Oven analysis is $150 per analysis regardless of time.

●	Particle Size Analyzer $500.00

Advanced Powder Solutions expects and requires Trend Discovery to turnover, describe and provide all the technical information required to safely perform these processes, as well as any known hazards or known issues. Advanced Powder Solutions will hold Trend Discovery, its owners, partners, technical employees, and any others associated with Trend Discovery whose failure to provide such data results in damage to Advanced Powder Solutions, Gemco, Gemco Valve, or Muench Realty property or facilities , and/or results in the injury or death of any personnel of the same.

Please acknowledge your acceptance of the above by signing below, then dating and initialing the date.

Date: 7/11/2025	Init:

Failure to accept the above will result in the immediate withdrawal of this proposal.

Signing below signifies acceptance of the price, terms and conditions associated with this proposal. Please fax or PDF back to me. If you have any questions, please do not hesitate to contact me.

Regards,

Christine Roy	Brad Hoagland
Director of Operations	Print Name:
732-752-7900 Ext. 367	Title:	CEO
APSadmin@advancedpowdersolutions.com

TERMS & CONDITIONS

1.	PARTY IDENTIFICATION: Package Kare, Inc., d.b.a. Advanced Powder Solutions (Hereafter known as “APS”) agrees to supply, industrial blending facility, equipment, and personnel to blend, as a service, the product identified on page 1 of this proposal at the mutually agreed upon price also shown on page 1 of this proposal. PowerLink Digital Partners 1, Inc. (Hereafter known as the “PowerLink Digital Partners 1, Inc.”) agrees to utilize, APS’s material, blending facility, equipment, and personnel to blend, as a service, the product identified on page 1 of this document at the mutually agreed upon price also from page 1 of this proposal.

2.	SERVICE SCHEDULE: To be mutually agreed upon by APS and PowerLink Digital Partners 1, Inc.. The offer of these days will expire within a week. Please tell us what works best for you so that we can hold your date. We will need a credit card to do so. When you write back to us and confirm this with your credit card consider the date yours and held.

3.	PACKAGING & LABELING: Both “Feed” and “Finish” packaging are to be provided by PowerLink Digital Partners 1, Inc. unless otherwise agreed upon by both parties. (To include but not limited to boxes, drums, ties, security tags, drum and box liners and labels) APS shall perform the required packaging and labeling of the finished or blended product for delivery to PowerLink Digital Partners 1, Inc. in accordance with the procedures instructions so provided. The written documentation of such procedures and instructions given to APS by PowerLink Digital Partners 1, Inc. shall be kept confidential and under seal by APS.

4.	OBLIGATION OF SERVICE: APS shall perform its service obligation under this agreement in accordance with the procedures, instructions, means, methods and specifications provided by PowerLink Digital Partners 1, Inc.. All such documentation, procedures or instructions given to APS by PowerLink Digital Partners 1, Inc. shall be kept confidential and under seal by APS. APS may at its discretion, produce or add documentation of its procedure consistent with APS’s Standard Operating Procedures, but this in no way shall turn or make APS into a manufacturer of the products. PowerLink Digital Partners 1, Inc. will be expected to review and approve any such documentation prior to commencing the processing service.

5.	CONSUMABLES: and customer requested materials to be purchased/supplied by APS shall be billed at cost plus 25%.

6.	SHIPPING: All shipping arrangements for raw and processed material as well as any associated charges will be borne by PowerLink Digital Partners 1, Inc. unless otherwise noted.

7.	ADDITIONAL DRYING TIMES: If any additional processing time is needed, overtime rates apply. Operator ($150), Helper ($75) per hour per person.

8.	DISPUTES: Any disputes arising out of this agreement shall be adjudicated in arbitration by a single, neutral arbitrator appointed by the American Arbitration Association (“AAA”), Newark, New Jersey venue. The AAA commercial rules of arbitration shall apply, and New Jersey law shall be the applicable substantive law. Each party shall bear its own attorney’s fees, expert’s fees and one half of the arbitration fees of the AAA and one half of the arbitrator’s fees. The arbitrator is not authorized to award legal fees, expert fees, AAA fees or costs to any party, and no consequential, lost profits or punitive damages shall be awarded to any party, even if demanded. The Award shall be a reasoned award with findings of fact and conclusions of law, and it may be confirmed and converted into a judgment by way of application to the Superior Court of New Jersey, Law Division, and Middlesex County.

9.	ONSITE PERSONNEL: PowerLink Digital Partners 1, Inc. personnel “On-Site” during the processing of the material are expected to acknowledge and abide by APS’s safety protocols, guidelines and SOP’s governing its operation. Any PowerLink Digital Partners 1, Inc. personnel failing to comply could be removed from the premises at the digression of the APS management representative that will be present during the operation. APS in no way shall be liable for any personal injury or property damage that may be suffered or incurred by PowerLink Digital Partners 1, Inc. personnel visiting APS’s facilities, PowerLink Digital Partners 1, Inc. agrees to indemnify and hold harmless APS for any claims by said personnel or any other third parties, as set forth in the indemnification provision below.

10.	STORAGE OF PRODUCT AND MATERIALS: APS shall store PowerLink Digital Partners 1, Inc. product, packaging, and labeling materials in accordance with PowerLink Digital Partners 1, Inc. instructions. Such storage shall be limited to a maximum of “10” days from the date of arrival (Storage Period). During the Storage Period, the risk of loss or damage to such product, packaging and labeling materials shall be borne by APS but subject to the following conditions: a) APS shall not be liable or responsible for more than the replacement cost of said product, packaging and labeling materials in the event of damage or loss; b) APS shall not be liable for any consequential damages or lost profits damages to PowerLink Digital Partners 1, Inc. in the event of damage or loss; c) Prior to such storage of such product, packaging and labeling materials, DSB agrees to provide APS in writing and in advance of storage with the reasonable replacement cost of said product, packaging and labeling materials to be stored so that APS can provide any additional coverage for same in its insurance policy PowerLink Digital Partners 1, Inc. agrees that if it fails to provide such valuation, APS shall not be responsible or liable for the replacement cost which is not covered by APS’s insurance. PowerLink Digital Partners will be held responsible to any damages due to testing at our facility.

11.	INDEMNITY: PowerLink Digital Partners 1, Inc. shall indemnify, defend and hold harmless APS and its affiliates, shareholders, members, subsidiaries, directors, officers, employees, agents and representatives, from any and all liabilities, claims, lawsuits, demands, losses, damages, judgments or awards, costs or expenses, including reasonable attorneys’ fees, and reasonable experts’ fees, of whatsoever nature and by whomsoever asserted, asserted by a third party, directly or indirectly, arising out of, resulting from or in any way connected with (i) any breach by PowerLink Digital Partners 1, Inc. of the terms of these Agreement; (ii) any non-compliance with laws, ordinances, rules or regulations applicable to the PowerLink Digital Partners 1, Inc. product, instructions, specifications, formulas, means and methods; (iii) any governmental, regulatory or other proceedings which involve the products and materials being used by APS under instructions from, and following formulas, specifications, blending, mixing, and means and methods provided by PowerLink Digital Partners 1, Inc.; (iv) any recall or return of PowerLink Digital Partners 1, Inc. products and materials, whether voluntarily or by order of any court or other duly empowered governmental or regulatory office, (v) any claim by any third party that the manufacture, use or sale of any of the PowerLink Digital Partners 1, Inc. product or the materials infringes upon or violates any patent, trademark, copyright, trade secret or other proprietary rights of any third party; (vi) any claim by any third party or customer of PowerLink Digital Partners 1, Inc. or customers of said customers or end-users of the PowerLink Digital Partners 1, Inc. products herein that said products caused them any personal injury, death and/or property damage or economic loss due to the negligence or willful acts or omissions of PowerLink Digital Partners 1, Inc. or its employees, agents, affiliates, shareholders, members, subsidiaries, directors, officers and representatives; (vii) any claims for personal injury, death or property damage by any third party, including any of the “Customer” employees , arising out of any defect, error or omission involving the PowerLink Digital Partners 1, Inc. product, materials, specifications, instructions and means and methods or arising out of any visit to APS’s facilities” by any of PowerLink Digital Partners 1, Inc. personnel or PowerLink Digital Partners 1, Inc. customers; and (viii) any claims by any customers of PowerLink Digital Partners 1, Inc. that the product in question did not meet specifications or did not perform properly, provided that the negligence of APS was not a substantial factor in causing said failure to meet specifications or perform properly. This indemnity section shall survive the termination or expiration of these Agreement PowerLink Digital Partners 1, Inc. shall also indemnify and hold harmless and be liable to APS and its affiliates, landlord, co-tenants, sister companies, and related parties, for any property damage (incurred and will be billed accordingly), as well as any personal injury, death or any other damage or harm caused by the blending services provided herein (for example, without limitation, any explosion, fire, discharge of fumes or spill), provided that said occurrences are caused by the negligence or error or omission or wrongful or willful acts or omissions by PowerLink Digital Partners 1, Inc.

12.	PAYMENT TERMS: APS shall invoice PowerLink Digital Partners 1, Inc. for the finished or blended product according to the blending service charge so described on page 1 of this proposal. Payment Terms shall be net ten (10) days from receipt of APS’s invoice, unless otherwise hindered by disputes; APS may cancel this agreement and pursue legal means as set forth above in section “DISPUTES” for the collection of such payment. Credit cards are accepted with the additional credit card fee. Customer is responsible for credit card fees. Please note that campaign will be billed after 14 days if waiting on customer. “All trials must be paid in full with a credit card before the results of the trial will be released.” Any invoice for services for $1,000 or less must be paid by credit card.

13.	WARRANTY: APS warrants that the product delivered to PowerLink Digital Partners 1, Inc. was blended and dried in accordance with PowerLink Digital Partners 1, Inc. instructions, specifications, directives and means and methods. The purpose of a trial is to determine if the customer’s material processed according to PowerLink Digital Partners 1, Inc. and meets the customer’s requirements. APS makes no guarantee or warrant that the results of the trial will meet the customer’s requirements. However, since APS is not the author, inventor or created or drafted the specifications, instructions or means and methods involved in this Agreement, and since APS is not the inventor, manufacturer or seller of the PowerLink Digital Partners 1, Inc. product, APS does not warrant in any way the performance, quality, fitness for use or merchantability of the PowerLink Digital Partners 1, Inc. products. APS is only providing a trial scale Blending - drying service, and it only warrants that it will Blend and dry the provided materials in accordance with PowerLink Digital Partners 1, Inc. instructions, specifications, directives and means and methods—which have been provided by PowerLink Digital Partners 1, Inc. warrants that it has provided APS with all available and knowledgeable information of facts and data in its possession regarding the safety, health, ecology, and environmental aspects of said product herein described in this agreement in relation to handling, processing, storing and shipping of same, and that said PowerLink Digital Partners 1, Inc. facts and data, PowerLink Digital Partners 1, Inc. instructions, PowerLink Digital Partners 1, Inc. formulas and specifications, and PowerLink Digital Partners 1, Inc. means and methods are free of defects, errors and omissions, and that they comply with all applicable federal, state and local laws and regulations, and do not infringe on any third party’s rights or intellectual property rights. These warranties shall survive any termination or expiration of this Agreement. APS as the right to refuse to produce the described material at any time, for any reason, and will not be responsible for, nor will pay for consequential damages related thereto .

14.	FORCE MAJURE: Any delays in or any failure of performance by APS under this Agreement shall not constitute default or give rise to any claims for damages by PowerLink Digital Partners 1, Inc. if and to the extent caused by acts of God (such as hurricanes, storms, tornadoes, blizzards, earthquakes, flood, etc.); acts, rules, or regulations of governmental authority; sabotage; insurrection; terrorism; difficulties or delay in public transportation or in public or postal delivery services; inability to obtain suitable supply of information or materials, as and when required; or by any other circumstances beyond the reasonable control APS whether of a similar or dissimilar nature.

15.	GENERAL: The terms and conditions herein set forth contain the sole and entire agreement between APS and PowerLink Digital Partners 1, Inc. and supersede all prior discussions, and shall not be modified or amended except by an instrument in writing signed by or on behalf of both APS and PowerLink Digital Partners 1, Inc. and delivered according to section “MODIFICATIONS” section described below.

16.	MODIFICATIONS: APS and PowerLink Digital Partners 1, Inc. shall mutually agree to any and all modifications and/or changes pertaining to the Terms & Conditions in writing prior to the implementation of such modifications and/or changes. Any written documents shall be added to the Terms and Conditions as an Addendum attachment.

17.	TERMINATION: Either party may terminate this agreement upon written notification by overnight courier, registered mail or certified mail, return receipt requested addressed to either party or email or facsimile. If this agreement is terminated by either party, PowerLink Digital Partners 1, Inc. shall only be liable for payment of those fees earned as a result of services performed or finished product made for PowerLink Digital Partners 1, Inc. by APS prior to the effective date of termination. The date of termination shall be the date set forth in such written notice. Any inventory remaining in APS’s facility upon termination shall be returned to PowerLink Digital Partners 1, Inc. at PowerLink Digital Partners 1, Inc. cost and the risk of loss shall be on PowerLink Digital Partners 1, Inc.

18.	GOVERNING LAW: This agreement is subject to and shall be interpreted in accordance with the laws of the State of New Jersey.

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